FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________
AMENDMENT No. 4
to
ANNUAL REPORT
OF
REPÚBLICA ORIENTAL DEL URUGUAY
(Name of Registrant)
__________________
Date of end of last fiscal year: December 31, 2004
SECURITIES REGISTERED*
(As of the close of the fiscal year)

Amounts as to
which
	registration	Names of
Title of Issue	is effective	exchanges on which registered
N/A	N/A	N/A
Name and address of person authorized to receive notices
and communications from the Securities and Exchange Commission:
Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
Main Tower
Neue Mainzer Strasse 52
60311 Frankfurt Am Main
Germany

*	The Registrant is filing this annual report on a voluntary basis.

Explanatory Note
     This amendment (the “Amendment”) to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2004 (the “Annual Report”), is comprised of the following exhibits:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated November 15, 2005, between the Republic, Banco Central del Uruguay, as financial agent of the Republic, and UBS Securities LLC.

Exhibit 2	Form of 8.00% Bonds due 2022.

Exhibit 3	Opinion of Dr. Enrique Guerra, Counsel to the Ministry of Economy and Finance of the Republic and Banco Central del Uruguay.

Exhibit 4	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

SIGNATURE
EXHIBIT INDEX
EX-99.1: CONFORMED COPY OF THE UNDERWRITING AGREEMENT
EX-99.2: FORM OF 8.00% BONDS
EX-99.3: OPINION OF DR. ENRIQUE GUERRA
EX-99.4: OPINION OF CLEARY GOTTLIEB STEEN & HAMILTON LLP

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 30th day of November 2005.

REPÚBLICA ORIENTAL DEL URUGUAY
By:	/s/ Danilo Astori
Danilo Astori
Minister of Economy and Finance of República Oriental del Uruguay

EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated November 15, 2005, between the Republic, Banco Central del Uruguay, as financial agent of the Republic, and UBS Securities LLC.

Exhibit 2	Form of 8.00% Bonds due 2022.

Exhibit 3	Opinion of Dr. Enrique Guerra, Counsel to the Ministry of Economy and Finance of the Republic and Banco Central del Uruguay.

Exhibit 4	Opinion of Cleary Gottlieb Steen & Hamilton LLP.